Exhibit 99.1

03 Investor Update JANUARY 2019 IN THIS ISSUE: MESSAGE FROM THE CEO INDUSTRY CONFERENCES AND POSTER PRESENTATIONS OPERATIONAL PROGRESS PARTNERING UPDATE FINANCING UPDATE OUTLOOK

MARC VOIGT Message from the CEO Welcome to the first investor update of 2019 following a very meaningful and productive 2018 for Im-mutep. In this update we are pleased to give you a summary of the progress of our clinical programs, preclinical program and business development initiatives in the second half of last year and first few weeks of the New Year. We are especially delighted with the progress of our partnerships in 2018. Immutep is now collaborating with five major pharma companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer. We are partnered with four of the world’s top 10 pharmaceutical companies, conferring strong validation of our technology, product candidates and R&D competencies. Our partnerships and collaborations are outlined in the tables below and further elaborated in this newsletter. Our 2018 business development achievements are best illustrated by comparing our current pipeline chart to that of the end of 2017, shown below on page 3. During 2018, we added partnerships with Merck (US), Pfizer and Merck KGaA (Germany). Most recently, in early January 2019, we added CYTLIMIC (detailed on page 9 of this newsletter). To ensure we continue strong business development momentum, we have elevated Jay Campbell to the role of Chief Business Officer. Jay has held the role of Vice President of Investor Relations & Business Development at Immutep since 2017 and is based in New York. He will now be taking a more senior role in business development activities, along with the other members of the executive team, especially with me, while continuing to play a key role in our US investor relations efforts. [Continued on p. 3] 2

MARC VOIGT Message from the CEO [Continued from p. 2] Immutep’s pipeline 2017 [Continued on p. 4] 3

MARC VOIGT Message from the CEO [Continued from p. 3] Notes: * Actual timing of data readouts may differ from expected timing shown above (3) In combination with BAVENCIO® (avelumab) (1) In combination with KEYTRUDA® (pembrolizumab) in non-small cell lung carcinoma (“NSCLC”) (4) Clinical trial is currently planned and not active or head and neck carcinoma (“HNSCC”); clinical trial is currently planned and not active (5) EOC Phama is the sponsor of the EOC 202 clinical trial which is being conducted (2) INSIGHT Investigator Initialed Trial (“IIT”) is controlled by lead investigator and therefore Immu- in the People’s Republic of China tep has no control over this clinical trial Notes: (1) Clinical trial is currently planned and not active (2) Reflects completed Phase I study in psoriasis Immutep’s pipeline 2019 [Continued on p. 5] 4

MARC VOIGT Message from the CEO [Continued from p. 4] In 2018 significant new clinical data was generated with our lead product candidate eftilagimod alpha (“efti”), particularly from our Phase I TACTI-mel clinical trial. 2019 promises to be a very data heavy year for Immutep, with multiple value enhancing clinical data sets expected. During 2019 we are on track to report:    first clinical data from our Phase IIb AIPAC study (primary PFS read out)    final data from our Phase I TACTI-mel study    first data from our Phase II TACTI-002 study    first data from the Phase I IKF INSIGHT-004 study (Pfizer Inc., Merck KGaA)    data from the in vivo study with IMP761 LAG-3 Landscape We are encouraged by the continued investments by the pharmaceutical industry in LAG-3 clinical trials. In 2017, there were 21 clinical trials of LAG-3 product candidates, including more than 5,000 patients. The LAG-3 landscape has evolved rapidly, particularly when compared to 2013 when only one trial took place. At the beginning of 2019, there are already 47 clinical trials with over 11,000 patients (data according to clinical trials.gov). We anticipate this investment will continue to accelerate as more data are generated in 2019. Given the continued and growing clinical research relating to LAG-3, we believe LAG-3 is emerging as the most promising immune checkpoint target beyond the clinically proven PD-1 and CTLA-4 checkpoints. We were also encouraged to see that the 2018 Nobel Prize in Physiology or Medicine was awarded to James P. Allison and Tasuku Honjo for their discovery in the 1990s of cancer therapy by inhibition of negative immune regulation concerning CTLA-4 and PD-1 proteins, respectively. For years, cancer treatment was limited to surgery, radiation, and chemotherapy, so we are pleased to see increased recognition of immune checkpoint therapy and what it has achieved for cancer patients. LAG-3 was also discovered in the 1990s by our Chief Scientific and Medical Officer, Professor Frédéric Triebel. Immutep continues to have more product candidates in clinical development, including those in our partnered programs, than any other company in the industry. Significantly, we have product candidates not just for cancer, but also for autoimmune diseases. 5

INDUSTRY CONFERENCES AND POSTER PRESENTATIONS The Immutep team has just returned from the 37th Annual JP Morgan Healthcare Conference in San Fran-cisco which took place from 7 to 10 January 2019. This Conference is the largest healthcare investment symposium in the industry. It is important for Immutep to attend to continue to raise the Company’s profile amongst industry leaders and the investment community. The Conference was an exceptionally busy time for us with the team attending more than 50 meetings with analysts, investors and large pharma. Marking our significant contribution to the LAG-3 space, Immutep had the honour of presenting at the Society for Immunotherapy for Cancer (SITC) conference in November 2018. TACTI-mel interim data was announced in oral and poster presentations by a principal investigator of our on-going TACTI-mel study, Prof. Adnan Khattak, Consultant Medical Oncologist at Fiona Stanley Hospital. Prof. Adnan Khattak, Consultant Medical Oncologist at Fiona Stanley Hospital and Immutep’s Christian Mueller (on the left) at SITC 2018. In addition, we were delighted to unveil the trial design of our upcoming Phase II TACTI-002 clinical study in a poster presentation at SITC, given by Frédéric Triebel, CSO & CMO of Immutep. At the Immune Checkpoint Inhibitors (ICI) Europe Summit, late November 2018 in Berlin, Germany, Frédéric Triebel presented TACTI-mel interim data, including for the first-time encouraging data from Part B of the study. Immutep was also featured at key industry conferences in October—including an oral presentation on the TACTI-mel study at the 15th International Congress of the Society 2018 for Melanoma Research by Principal Investigator, Dr. Victoria Atkinson, Medical Oncologist, Princess Alexandra Hospital, University of Queensland; and an oral presentation by Frédéric Triebel at the World Immunotherapy Congress 2018. 6

ï^ OPERATIONAL PROGRESS TACTI-mel Clinical Study – Phase I As mentioned above, we were encouraged by the interim data we reported at SITC and at the ICI conference in Berlin. The ICI presentation data were particularly important as it was the first time we reported data from the ongoing Part B of the study, where combination treatment of efti and anti-PD-1 therapy KEYTRUDA® (pembrolizumab) is being administered to melanoma patients from the beginning of cycle 1, day 1 of pembrolizumab treatment. We found that after 3 months of combination treatment, 3 out of the 6 patients participating in Part B experienced a partial response, giving a 50% overall response rate (ORR) according to immune related response criteria (irRC). If one calculates the ORR based on the evaluable patients (one patient had no CT scan) 3 out of 5 patients had a partial response (60% ORR). The current disease control rate for this group is 66% (4/6). The final data from TACTI-mel is on track to be reported later this year. AIPAC Clinical Study – Phase IIb Recruitment of patients for our Phase II AIPAC trial is progressing well. We are pleased to report that as of the middle of January 2019, 179 patients have been recruited to the trial, almost 80% of our 226-patient target. Recruitment will continue. We are on schedule to report the first progression free survival (PFS) data from trial in H2 2019. TACTI-002 Clinical Study – Phase II We are very pleased to be advancing towards the start of our TACTI-002 clinical study, with the first site expected to become active and commence patient recruitment soon and up to 110 patients to be recruited in Europe, the US and Australia. This builds on the very good regulatory progress made during the year by the team, including the grant of our investigational new drug (IND) application by the US Food and Drug Administration (FDA) and the considerable work to complete clinical site selection for this global clinical trial. Our expectation is that we will be able to report the first data from TACTI-002 in H2 2019. [Continued on p. 8] 7

OPERATIONAL PROGRESS [Continued from p. 7] INSIGHT-004 – Phase I Our new Phase I clinical trial in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. will be called INSIGHT-004. Initially announced in September 2018, the team is already moving forward to prepare the necessary regulatory submissions to enable commencement of patient recruitment in H1 2019. This clinical trial will include 12 patients and will evaluate the safety, tolerability and recommended Phase II dose of efti when combined with avelumab, a human anti-PD-L1 antibody. The study will be executed as an extension to the investigator-initiated INSIGHT clinical trial already underway by our partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”). Pre-clinical development of IMP761 In addition to the TACTI-mel interim data reported in 2018, we were encouraged by the data from our pre-clinical studies of IMP761, a LAG-3-specific antibody with unique agonistic properties for autoim-mune diseases. Cell line development is continuing for the antibody, signalling progress towards the commencement of clinical development. Patents granted Protecting our intellectual property is an ongoing work stream for Immutep and we were pleased to report that two new European patents were recently granted. These patents protect efti in combination with a PD-1 or PD-L1 inhibitor and in combination with therapeutic antibodies for treating cancer. 8

ïƒ€ PARTNERING UPDATE Novartis Novartis, Immutep’s partner for the development of IMP701, known as LAG525, has again expanded its clinical development program for LAG525. It now has four active clinical trials evaluating LAG525, with a fifth trial expected to commence soon. In total, LAG525 will be evaluated in more than 1,100 patients. The continued expansion of Novartis’ clinical development program for LAG525 is very encouraging, particularly in light of its portfolio review that has seen it cull 90 programs (i.e. 20% of its pipeline) to concentrate on the most “potentially transformative therapies for patients”. GlaxoSmithKline As previously announced by GSK, it will be pursuing proof of concept studies in ulcerative colitis for GSK2831781, which is derived from Immutep’s IMP731 antibody, with the outcome expected in 2020. This follows the completion of its Phase I study evaluating GSK2831781 in psoriasis in March 2018. Eddingpharm (EOC Pharma) In October 2018, Immutep’s partner and Chinese licensee, EOC Pharma, commenced the clinical development of efti in China via a Phase I clinical study in metastatic breast cancer. The first patient in this trial was safely dosed and Immutep expects further progress from EOC Pharma in 2019. Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH (IKF) IKF is continuing to recruit patients for its Phase I INSIGHT clinical trial, with 13 patients now enrolled in the study. INSIGHT is an investigator sponsored explorative trial evaluating the potential of efti in different settings in terms of route of administration and indications. Data is expected to be reported by IKF in 2019. CYTLIMIC Our newest partnership, signed in early January 2019, is with CYTLIMIC and formalises the long-standing relationship that Immutep has built with CYTLIMIC. We have signed collaboration, supply and service agreements that facilitate Immutep’s collaboration on clinical trials to evaluate efti as part of a therapeutic cancer vaccine. This vaccine, called CYT001, contains cancer antigens to boost a patient’s own immune cells to recognise and kill cancer cells related to the antigens. [Continued on p. 10] 9

PARTNERING UPDATE [Continued from p. 9] The collaboration marks the third type of therapy that efti is being evaluated in, adding to the chemo-immu-notherapy and immuno-oncology combinations already being evaluated by Immutep, demonstrating efti’s broad therapeutic potential. As well as covering the costs of the clinical trials, CYTLIMIC pays Immutep an upfront payment of US$500,000 and up to US$4.5 million in milestone payments. Importantly, Immutep retains complete exclusivity over its core patent rights specifically covering its own clinical development programs and those it is conducting in conjunction with its other collaboration partners to evaluate efti in combination with either chemotherapy or PD-1 / PD-L1 immunotherapy. 10

ï†œ FINANCING UPDATE Also, in December 2018, Immutep was pleased to announce a US financing round, completed via our Nasdaq listing. We raised US$5.2 million in a financing that was led by US specialist healthcare investor, Altium Capital and are delighted to welcome Altium as a shareholder. Leviathan Capital Partners also participated in the financing and we are appreciative of their support as well. The funds raised are expected to extend Immutep’s cash runway into mid-2020 and will be used to continue our LAG-3 clinical development programs, including the AIPAC, TACTI-mel, TACTI-002, and INSIGHT clinical studies, as well as the preclinical development of our auto-immune disease product candidate, IMP761. ïŽ OUTLOOK The Immutep team is very encouraged by the clinical data reported in 2018. The scene is set for a very data heavy 2019 that will support our business development efforts, also a key area for 2019. We look forward to reporting final or interim read-outs of all our studies in 2019. 11

COMPANY CALENDER What’s next March 3rd—March 5th 2019 World Immunotherapies Congress USA 2019 Presentation by Frédéric Triebel, CSO & CMO of Immutep Grand Hyatt, San Diego, USA March 6th—March 9th 2019 14th Congress of ECCO—Inflammatory Bowel Diseases 2019, Bella Center, Center Blvd. 5, 2300 Copenhagen, Denmark March 19th 2019—March 20th 2019 Immutep to Present at Oppenheimer’s 29th Annual Healthcare Conference Marc Voigt, CEO of Immutep, is scheduled to present a corporate overview and business update. The Westin New York Grand Central, 212 East 42nd Street, New York, USA May 31st 2019—June 4th 2019 2019 ASCO Annual Meeting McCormick Place, Chicago, IL, USA 12

IMMUTEP Fact Facts Listings Australian Securities Exchange (ASX), NASDAQ Stock Codes ASX: IMM, NASDAQ: IMMP Issued Capital – Ordinary Shares 3.38 billion (as of January 29, 2019) Market Capitalisation A$98.12 million (US$70.33 million) (as of January 29, 2019) Issued ADR’s 11.18 million (as of January 29, 2019) Cash & Term Deposits ~ A$26.0 million (~US$ 18.35 million) (as of December 31, 2018) Board of Directors Dr Russell J Howard, PhD Non-executive Chairman Mr Marc Voigt Executive Director and Chief Executive Officer Mr Pete A Meyers Non-executive Director Mr Grant Chamberlain Non-executive Director Senior Management Dr Frédéric Triebel, MD Chief Medical Officer and Chief Scientific Officer Ms Deanne Miller Chief Operating Officer, General Counsel and Company Secretary Mr Jay Campbell Chief Business Officer www.immutep.com 13

FOLLOW IMMUTEP’S PROGRESS Immutep is dedicated to maintaining consistent and clear communications with our investors. In addition to our newsletter, we encourage our shareholders to continue following Immutep’s progress in a number of ways: www.immutep.com Our website is a treasure trove for those in search of details about our company, our management team, and archived information. We encourage everyone to check it out regularly. www.clinicaltrials.gov Immutep registers all of our clinical trials, and the details of enrolling doctors, on the ClinicalTrials.gov website, a service of the United States National Institutes of Health. This register is the largest such repository of clinical trial information around the world. Our ClinicalTrials.gov ID for our trials are as follows:    TACTI-mel trial is NCT02676869    TACTI-002 trial is NCT03625323    AIPAC trial is NCT02614833 Twitter https://twitter.com/Immutep Facebook https://www.facebook.com/Immutep/ LinkedIn https://www.linkedin.com/company/857541/